SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO	SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

May 28, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	National General Holdings Corp. —
Registration Statement on Form S-1 relating to the offering
of preferred stock of National General Holdings Corp.

Ladies and Gentlemen:

On behalf of National General Holdings Corp., a Delaware corporation (the “Company” or the “Registrant”), submitted for filing under the Securities Act of 1933, as amended, is the Registrant’s Registration Statement on Form S-1 (the “Registration Statement”), relating to a proposed offering of the Company’s preferred stock, par value $0.01 per share, with a liquidation preference of $25 per share.

In connection with the filing of the Registration Statement, a filing fee of $12,880 in the aggregate was paid to the Commission on May 28, 2014.

If you have any questions regarding this filing, please contact the undersigned at (212) 839-5684, of this firm, as counsel to the Company.

Very truly yours,

/s/ Samir A. Gandhi

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.